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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)*



                            CARMIKE CINEMAS, INC.
                   -----------------------------------------
                               (Name of Issuer)




                     CLASS A COMMON STOCK, $.03 PAR VALUE
                   -----------------------------------------
                        (Title of Class of Securities)




                                 143436 10 3
                  -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 143436 10 3              SCHEDULE 13G      Page  2     of   5    Pages
         ---------------------                           --------  --------

  (1)     Name of Reporting Person
          S.S. No. of Above Person

          MICHAEL W. PATRICK
          Social Security No. 253 74 5363
          ----------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ----------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          United States
          ----------------------------------------------------------------------

                       (5)     Sole Voting Power

                       673,507 shares (99,597 shares of Class A Common Stock and
  Number of            573,910 shares of Class B Common Stock (see Item 4(a))
   Shares              ---------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by
    Each               -0-
  Reporting            ---------------------------------------------------------
 Person With           (7)     Sole Dispositive Power

                       673,507 shares (99,597 shares of Class A Common Stock and 573,910 shares of Class B Common Stock (see Item 4(a))
                       ---------------------------------------------------------
                       (8)     Shared Dispositive Power

                       -0-
                       ---------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

          673,507 shares (99,597 shares of Class A Common Stock and 573,910 shares of Class B Common Stock (see Item 4(a))
          ----------------------------------------------------------------------

 (10)     Check if Aggregate Amount in Row 9 Excludes Certain
          Shares*                                                         [ X ]

 (11)     Percent of Class Represented by Amount in Row 9

          6.5% (see Item 4(b))
          ----------------------------------------------------------------------

 (12)     Type of Reporting Person*

          IN
          ----------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 5 pages

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ITEM 1(A)                 Name of Issuer:  Carmike Cinemas, Inc.
                          --------------

ITEM 1(B)                 Address of Issuer's Principal Executive Offices:
                          -----------------------------------------------
                          1301 First Avenue
                          Columbus, Georgia 31901

ITEM 2(A)                 Name of Person Filing:   Michael W. Patrick
                          ---------------------

ITEM 2(B)                 Address of Principal Business Office or, if None,
                          -------------------------------------------------
                          Residence:
                          ---------
                          1301 First Avenue
                          Columbus, Georgia 31901

ITEM 2(C)                 Citizenship:     U.S.
                          -----------

ITEM 2(D)                 Title of Class of Securities:
                          ----------------------------
                          Class A Common Stock, $.03 par value (the "Class A Common Stock")

ITEM 2(E)                 CUSIP Number:  143436 10 3
                          ------------

ITEM 3                    Not Applicable

ITEM 4                    Ownership:
                          ---------
                          (a)     Amount beneficially owned:  673,507(1)(2)
                                  -------------------------
                          (b)     Percent of class:  6.5%(3)
                                  ----------------
                          (c)     Number of shares as to which such person has:
                                  --------------------------------------------
                                  (i)      Sole power to vote or direct the
                                           vote:    673,507 shares
                                  (ii)     Shared power to vote or direct the
                                           vote: -0- shares
                                  (iii)    Sole power to dispose or to direct
                                           the disposition of:  673,507 shares
                                  (iv)     Shared power to dispose or to
                                           direct the disposition of:  -0-
                                           shares


(1) Consists of 99,597 shares of the Class A Common Stock and 573,910 shares of the Company's Class B Common Stock, $.03 par value (the "Class B Common Stock"). Each share of the Class B Common Stock is convertible into one share of Class A Common Stock.

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                                                               Page 4 of 5 Pages




(2) Includes 28,414 shares of Class B Common Stock held by Michael W. Patrick as custodian for his minor son; Michael W. Patrick has voting and investment power with respect to such shares but disclaims beneficial ownership thereof. Excludes 32,342 shares and 11,064 shares of Class B Common Stock held in trusts for Michael W. Patrick and his minor son, respectively, by C.L. Patrick and Frances E. Patrick, respectively, as trustees. Excludes 59,576 shares of Class B Common Stock held in trust for Michael W. Patrick by C.L. Patrick, as trustee, the remainder interest of which Michael W. Patrick has purchased. Includes 80,000 shares of Class A Common Stock which are subject to purchase upon exercise of vested options held by Michael W. Patrick.

(3) Calculation based on 9,745,101 shares of Class A Common Stock outstanding on December 31, 1995 plus the assumed exercise of options for 80,000 shares of Class A Common Stock and the assumed conversion of the 573,910 shares of Class B Common Stock beneficially owned by Michael W. Patrick.

ITEM 5           Not Applicable

ITEM 6           Not Applicable

ITEM 7           Not Applicable

ITEM 8           Not Applicable

ITEM 9           Not Applicable

ITEM 10          Not Applicable
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                                                               Page 5 of 5 Pages





                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: February 12, 1996         Signature:    /s/ Michael W. Patrick
                                           ------------------------------------
                                            Name:  Michael W. Patrick